E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
As of December 31, 2020, and
Report of Independent Registered Public Accounting Firm

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 2, 200 Hudson Street, Suite 501
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk Wyckoff, Chief Financial Officer — (703) 236-8209
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

AFFIRMATION

We, Jed Finn and Dirk Wyckoff, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the Company), as of and for the year ended December 31, 2020, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jed Finn
Chief Executive Officer and President
E*TRADE Securities LLC

Subscribed to before me this
1st day of March, 2021

Dirk Wyckoff
Chief Financial Officer
E*TRADE Securities LLC

Subscribed to before me this
1st day of March, 2021

Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, E*TRADE Securities LLC is making this filing without a notarization.



Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of E*TRADE Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2021

We have served as the Company's auditor since 1994.

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
(In millions)

	December 31, 2020
ASSETS	
Cash	$ 335
Cash segregated under federal and other regulations or requirements or deposited with clearing organizations	2,533
Securities purchased under agreements to resell	3,750
Securities borrowed	1,091
Receivables:	
Customers (net of $9 allowance for doubtful accounts)	13,523
Brokers, dealers and clearing organizations	276
Other (including receivables from affiliates of $14)	30
Goodwill	3,609
Intangible assets (net of accumulated amortization of $42)	2,793
Other assets	225
Total assets	$ 28,165
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Securities loaned	$ 1,825
Payables:	
Customers	17,773
Brokers, dealers and clearing organizations	81
Affiliates	103
Other liabilities and accrued expenses	890
Total liabilities	20,672
Commitments and contingencies (See Note 11)	
MEMBER'S EQUITY	7,493
Total liabilities and member's equity	$ 28,165

See accompanying notes to the statement of financial condition

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

E*TRADE Securities LLC (the Company) is a wholly owned subsidiary of ETCM Holdings, LLC (ETCM Holdings), which is a direct wholly owned subsidiary of E*TRADE Financial Holdings, LLC (formerly E*TRADE Financial Corporation), an indirect wholly owned subsidiary of Morgan Stanley (the Parent or the Firm). E*TRADE Bank and its subsidiary E*TRADE Savings Bank, Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, N.A. are affiliated banks under common control of the Parent and considered related parties of the Company. E*TRADE Capital Management, LLC (E*TRADE Capital Management), a registered investment adviser, and E*TRADE Futures LLC (E*TRADE Futures), an affiliated futures commission merchant, are under common control of ETCM Holdings, and Morgan Stanley & Co. LLC (MS&Co), an affiliated broker-dealer under common control of the Parent, are considered related parties of the Company.

The Company, a single member limited liability company (LLC), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Merger with Morgan Stanley

On February 20, 2020, E*TRADE Financial Corporation (E*TRADE), the Company's former parent, entered into an Agreement and Plan of Merger (the Merger Agreement) with Morgan Stanley under which Morgan Stanley agreed to acquire E*TRADE in an all-stock transaction (the Acquisition). The Acquisition was approved by E*TRADE's shareholders on July 17, 2020 and completed on October 2, 2020 (Acquisition date). At closing, pursuant to the Merger Agreement, E*TRADE merged with and into Moon-Eagle Merger Sub II, LLC, a newly established wholly owned subsidiary of Morgan Stanley which continued as the surviving entity with the name E*TRADE Financial, LLC. On December 31, 2020, E*TRADE Financial, LLC merged with and into E*TRADE Financial Holdings, LLC which continued as the surviving entity.

The Parent accounted for the Acquisition under the acquisition method of accounting and pushdown accounting was applied to the Company to record the fair value of the assets acquired and liabilities assumed on the Acquisition date. The application of pushdown accounting represents the termination of the prior reporting entity and the creation of a new reporting entity, which does not have the same basis of accounting. As a result, the Company's statement of financial condition at December 31, 2020 reflects the fair value adjustments made to the assets and liabilities of the Company at the Acquisition date. See *Note 2—Merger with Morgan Stanley* for further details.

Nature of Operations

The Company is a provider of brokerage services primarily to retail customers. It offers a comprehensive suite of financial products and services to individual investors, which includes automated trade order placement of US equities, options, exchange-traded funds, non-proprietary mutual funds and bond orders. The Company offers a margin lending program to qualifying customers, enabling them to borrow against their securities, and a fully paid lending program, which allows customers to earn income on certain securities held in cash accounts when the Company is permitted to lend their securities. The Company also offers products and services such as sweep deposits, cash management, extended hours trading, quotes, research and advanced planning tools. The Company's customers additionally have access to managed investment portfolios and futures trading capabilities through affiliate relationships. These products and services are delivered through web, desktop and mobile digital channels.

The Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 (Rule 15c3-3) and clears the majority of its mutual fund transactions through an omnibus account arrangement with a third-party broker-dealer.

During 2020, the Company had exposures to a range of interest rates and transactions—and the associated implied volatilities and spreads—related to the markets in which the Company conducts business.

Use of Estimates

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented.

Actual results could differ from management's estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes changes could reasonably occur include the valuation of goodwill and intangible assets and the estimates of the outcome of legal and tax matters.

Financial Statement Descriptions and Related Accounting Policies

Cash

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not segregated under federal and other regulations or deposited with clearing organizations to be cash. At December 31, 2020, the Company had $63 million of cash deposited with E*TRADE Bank, a related party.

Cash Segregated Under Federal and Other Regulations or Requirements or Deposited with Clearing Organizations

Cash segregated under federal and other regulations or requirements or deposited with clearing organizations consists of $2.1 billion cash held in special reserve bank accounts held for the exclusive benefit of customers pursuant to Rule 15c3-3 and $414 million cash deposited with clearing organizations to serve as collateral or to satisfy margin requirements.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell represent short-term reverse repurchase agreements executed between the Company and its counterparties which are entered into for the exclusive benefit of customers pursuant to Rule 15c3-3. These transactions are accounted for as collateralized financing transactions and are recorded at their contractual amount plus accrued interest. The Company obtains collateral with market value equal to or in excess of the principal amount loaned under the agreement. At December 31, 2020 the Company had $2.6 billion and $1.2 billion of securities purchased under agreements to resell from MS&Co and third parties, respectively, that were collateralized by US government guaranteed securities. At December 31, 2020, the market value of the US government guaranteed securities collateralizing the securities purchased under agreements to resell was $2.6 billion and $1.2 billion, respectively for agreements executed with MS&Co and third parties. For additional information, see *Note 7—Related Party Transactions*.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed also includes cash collateral provided to customers for fully paid lending. The fully paid lending program offered by the Company allows customers to earn income on certain securities when they permit the Company to lend these securities. The Company is required to deposit cash with the lender for securities borrowed whereas the Company receives collateral in the form of cash for securities loaned. Cash collateral requirements generally exceed the market value of the securities. The Company monitors the market value of the securities borrowed and loaned daily, with additional collateral obtained or refunded, as necessary. At December 31, 2020 the Company had $6 million and $1.2 billion of securities borrowed and securities loaned, respectively, with MS&Co. For additional information, see *Note 4—Receivables From and Payables to Brokers, Dealers, and Clearing Organizations and Collateralized Transactions* and *Note 7—Related Party Transactions.*

Receivables and Payables – Customers

Receivables from customers primarily represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are presented net of related customer cash and short positions. Securities owned by customers are held as collateral for amounts due on the receivables from customers, the value of which is not reflected in the statement of financial condition. In certain circumstances, the Company is permitted to sell or re-pledge securities held as collateral for amounts due on the receivables from customers and to use the securities to enter into securities lending transactions, to collateralize borrowings or for delivery to counterparties to cover customer short positions. Payables to customers primarily represents deposits of customer cash and short positions, presented net of related customer margin loans, and margin requirements. Customers' securities transactions are recorded on a settlement date basis.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily include amounts related to unsettled trades and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Receivables and payables arising from unsettled trades are reported on a net basis.

This line item also includes receivables from institutions, including from related parties, participating in the Company's cash sweep programs whereby the Company has satisfied customer disbursements and is awaiting next day settlement of such customer redemptions. For additional information, see *Note 4—Receivables From and Payables to Brokers, Dealers, and Clearing Organizations and Collateralized Transactions* and *Note 7—Related Party Transactions.*

Goodwill and Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company is a single reporting unit and tests goodwill for impairment at this reporting unit level. For both the annual and interim tests, the Company has the option to either (a) perform a *quantitative* impairment test or (b) first perform a *qualitative* assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed.

When performing a *quantitative* impairment test, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the goodwill impairment loss is equal to the lesser of the excess of the carrying value over the fair value or the carrying amount of goodwill allocated to that reporting unit.

The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit. The estimated fair values are generally determined by utilizing a discounted cash flow methodology.

Goodwill is not amortized, but, as noted above, is reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment. Impairment losses are recorded within Other expenses in the statement of income. Goodwill and intangible assets were reset subsequent to the Acquisition as a result of purchase and related pushdown accounting adjustments. For additional information, see *Note 2—Merger with Morgan Stanley* and *Note 5—Goodwill and Intangible Assets*.

Internally Developed Software, Net

The costs of internally developed software that qualify for capitalization are included in Other assets in the statement of financial condition. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives is complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred. Completed projects are carried at cost and

amortized on a straight-line basis over their estimated useful lives of four years. The Company recognized $57 million of technology assets related to its internally developed software as a result of the Acquisition and related pushdown accounting. This is reflected in Other assets in the statement of financial condition. For additional information, see *Note 2—Merger with Morgan Stanley*.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance. For additional information, see *Note 3—Fair Value Disclosures*.

Deferred Compensation Plans

Prior to the Acquisition, the Company participated in E*TRADE's share-based employee compensation plans that included restricted stock units for certain of the Company's officers and employees and performance share units for certain of its officers. The Company recorded share-based compensation expense in accordance with the share-based compensation accounting guidance. The Company recognized compensation expense at the grant date fair value of a share-based payment award over the requisite service period less estimated forfeitures. Estimated forfeitures were based on E*TRADE's historical experience and revised as needed based on actual forfeitures. Compensation expense for performance share units was also adjusted based on E*TRADE's estimated outcome of meeting the performance conditions. Share-based compensation amounts were recognized in members' equity net of shares withheld for taxes that were reimbursed to E*TRADE.

Income Taxes

Prior to the Acquisition date, the Company was treated as a disregarded entity and was not directly subject to federal or state income taxes. All federal and state taxes based on the Company's taxable income (or loss) were accrued and paid by E*TRADE Financial Corporation. A single member LLC that is disregarded for tax purposes generally is not severally liable for the current and deferred income taxes of its taxable owner provided that it maintains its separate and distinct corporate existence. As a result of the application of pushdown accounting and the concurrent execution of an Additional Party Amendment that made the Company a party to the Parent's Tax Sharing Agreement, the Company's deferred tax balances that were established prior to the Acquisition were revalued using the Parent's effective tax rates, transferred to the Company, and written off as applicable. New deferred tax liabilities were established for intangible assets resulting from the Acquisition.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances for deferred tax assets are established if it is determined, based on evaluation of available evidence at the time the determination is made, that it is more likely than not that some or all of the deferred tax assets will not be realized.

Adoption of New Accounting Standards

Accounting for Credit Losses

In June 2016, the Financial Accounting Standards Board (FASB) amended the guidance on accounting for credit losses and has subsequently issued clarifications and improvements. The amended guidance requires measurement of all current expected credit losses for financial instruments and other commitments to extend credit held at the reporting date, such as securities borrowed activity, securities purchased under agreements to resell, and receivables from customers, brokers, dealers, clearing organizations, and affiliates. Factors such as historical performance, current conditions, and reasonable and supportable forecasts, including collateral provisioning, are used to estimate expected credit losses. The Company adopted the new standard on its effective date of January 1, 2020 using a modified retrospective approach. There was no impact to opening retained earnings at adoption on January 1, 2020.

Securities Borrowed

Securities borrowed transactions are recorded at the amount of cash collateral delivered to the counterparty. The Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for its allowance for credit losses on securities borrowed. As a result of this election, and the fully collateralized nature of these arrangements, the Company has no expectation of credit losses on its securities borrowed balances. The Company fully reserves for unsecured securities borrowed and related accrued interest receivable when they become 90 days past due.

Receivables from Customers

Receivables from customers primarily represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Similar to securities borrowed, the borrowers in these arrangements are contractually required to continually adjust the amount of the collateral as a result of changes in its fair value such that the collateral can be replenished on a daily basis. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process and an interview to align investing objectives and risk appetite in addition to monitoring customer activity. The Company elected the practical expedient which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses.

The Company has no expectation of credit losses for its receivables from customers where the fair value of the collateral securing the loans is equal to or in excess of the loaned amount. In cases where the fair value of the collateral is less than the amortized cost basis of the loan, for example, in times of severe or prolonged market volatility, the Company recognizes an allowance for credit losses in the amount of the difference, or unsecured balance. The Company fully reserves for unsecured margin balances and related accrued interest receivable when they become 90 days past due.

Receivables from Brokers, Dealers, Clearing Organizations and Affiliates

The receivables from brokers, dealers, and clearing organizations and receivables from affiliates line items include receivables from clearing organizations, other brokerage receivables, and receivables from affiliates which are in scope of the amended guidance. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As a result, the Company has zero expectation of credit losses for these arrangements.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB amended the guidance to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test. The amended guidance requires the Company to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge would be recognized at the amount by which the carrying amount exceeds the fair value of the reporting unit; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company has the option to perform a qualitative assessment to conclude whether it is more likely than not that the carrying amount of the Company exceeds its fair value. The Company adopted the new standard on its effective date of January 1, 2020 and applied the standard prospectively.

Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

In August 2018, the FASB amended the guidance on accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The amended guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted the new standard on its effective date of January 1, 2020 and applied the standard prospectively. Implementation costs incurred on and after January 1, 2020 in a cloud computing arrangement that is a service contract are capitalized or expensed in accordance with the accounting guidance, and capitalized costs are amortized over the term of the hosting arrangement.

Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the FASB amended the guidance to provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The Company adopted the new standard and is currently evaluating the optional practical expedients for election and how they will impact its financial condition.

New Accounting Standards Not Yet Adopted

Simplifying the Accounting for Income Taxes

In December 2019, the FASB amended the guidance to simplify the accounting for income taxes as part of its initiative to reduce complexity in accounting standards. The amendments remove certain exceptions to the general income tax accounting principles and provide for consistent application of and simplify GAAP for other areas by clarifying and amending existing guidance. The Company adopted the amended guidance on its effective date of January 1, 2021, and each amendment will be applied on either a retrospective basis, modified retrospective basis, or prospective basis as required in accordance with the new standard. The adoption did not have a material impact on the Company's financial condition.

Clarifying the Interactions Between Accounting for Investments in Equity Securities, Investments in Equity Method and Joint Ventures, and Derivatives and Hedging

In January 2020, the FASB amended the guidance to clarify the interaction of the accounting for equity securities and investments accounted for under the equity method of accounting and the accounting for certain forward contracts and purchased options. The amended guidance clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative immediately before applying or upon discontinuing the equity method. The amended guidance also clarifies how a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option. The Company adopted the amended guidance on its effective date of January 1, 2021, and each amendment will be applied prospectively. The adoption did not have a material impact on the Company's financial condition.

NOTE 2—MERGER WITH MORGAN STANLEY

On February 20, 2020, E*TRADE, the Company's former parent, entered into a Merger Agreement with Morgan Stanley under which Morgan Stanley agreed to acquire E*TRADE in an all-stock transaction. The Acquisition was completed on October 2, 2020 at which time Morgan Stanley exchanged E*TRADE's common and preferred shares outstanding for approximately $11.9 billion of Morgan Stanley shares.

The Acquisition was accounted for under the acquisition method of accounting and pushdown accounting was applied to record the fair value of the Company's assets acquired, including specifically identifiable intangible assets, and liabilities assumed on the Acquisition date. The excess of the fair value of the Company above the fair value of assets acquired and liabilities assumed was recorded as goodwill and related primarily to synergies expected to result from combining the Company's technology and customer base with the Firm's Wealth Management business segment.

Pushdown accounting adjustments to record the Company's assets and liabilities at their fair value as of the Acquisition date resulted in a $3.4 billion increase in net assets which was comprised of the following (dollars in millions):

	Acquisition Date		
	Prior to Acquisition	Acquisition Impact	
	Carrying Value	Adjustments	Fair Value
ASSETS			
Cash and segregated cash	$ 3,117	$ —	$ 3,117
Securities purchased from affiliate under agreements to resell	2,000	—	2,000
Securities borrowed	975		975
Receivables from customers, brokers, dealers, clearing organizations and institutions, affiliates and other	12,034	—	12,034
Goodwill	2,186	1,423	3,609
Intangible assets	248	2,587	2,835
Other assets	163	57	220
Total assets acquired	20,723	4,067	24,790
LIABILITIES			
Securities loaned	969	—	969
Payables to customers, brokers, dealers and clearing organizations, and affiliates	15,474	—	15,474
Other liabilities	223	686	909
Total liabilities assumed	$ 16,666	$ 686	$ 17,352
Net assets acquired	$ 4,057	$ 3,381	$ 7,438

See *Note 5—Goodwill and Intangible Assets, Note 8—Internally Developed Software, Net* and *Note 9—Income Taxes* for additional information.

In November 2020 the Firm approved a plan to exit the Company's retail branch locations and the exits occurred in December 2020.

NOTE 3—FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Fair Value of Financial Instruments Not Measured at Fair Value

The fair value of cash and cash segregated under federal and other regulations or requirements or deposited with clearing organizations was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of securities borrowed and securities loaned, securities purchased under agreement to resell, receivables from and payables to brokers, dealers and clearing organizations, receivables from and payables to customers, other receivables, and payables to affiliates were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature.

There were no assets or liabilities measured at fair value at December 31, 2020.

NOTE 4—RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS AND COLLATERALIZED TRANSACTIONS

Receivables from and payables to brokers, dealers, and clearing organizations consist of the following (dollars in millions):

Receivables:		**December 31, 2020**
Receivables from institutions[1]	$	195
Receivables for order flow		43
Securities failed to deliver		10
Other[2]		28
Total	$	276
Payables:		
Payables to clearing organizations	$	23
Securities failed to receive		14
Other brokerage payables		44
Total	$	81

(1) Receivables from institutions included $129 million from E*TRADE Bank and its subsidiary.

(2) Other includes $13 million from E*TRADE Bank related to unsettled transfers between customers' bank and brokerage accounts.

Collateralized Transactions

For financial statement purposes, the Company does not offset its securities borrowing, securities lending or securities purchased under agreements to resell transactions. The Company's securities borrowing and securities lending transactions and securities purchased under agreements to resell transactions are generally transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. The following table presents information about these transactions to enable the users of the Company's financial statements to evaluate the potential effect of rights of set-off between these recognized assets and liabilities (dollars in millions):

				Amounts Not Offset		
	Gross Amounts	Amounts Offset	Net Amounts Presented	Financial Instruments	Collateral Received or Pledged (Including Cash)	Net Amount
December 31, 2020						
Assets:						
Securities purchased under agreement to resell[1]	$ 3,750	$ —	$ 3,750	$ —	$ (3,750)	$ —
Securities borrowed[2][3]	1,091	—	1,091	(85)	(977)	29
Total	$ 4,841	$ —	$ 4,841	$ (85)	$ (4,727)	$ 29
Liabilities:						
Securities loaned[3][4]	$ 1,825	$ —	$ 1,825	$ (85)	$ (1,544)	$ 196
Total	$ 1,825	$ —	$ 1,825	$ (85)	$ (1,544)	$ 196

(1) Amounts were over-collateralized at December 31, 2020, as the market value of the securities received by the Company was $3.8 billion, including $2.6 billion from MS&Co.

(2) Included in the gross amounts of cash collateral paid for securities borrowed is $361 million at December 31, 2020 transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements.

(3) At December 31, 2020 the Company had $6 million and $1.2 billion of securities borrowed and securities loaned, respectively, with MS&Co.

(4) Included in the gross amounts of cash collateral received for securities loaned is $1.2 billion at December 31, 2020 transacted through a program with a clearing organization, which guarantees the return of securities to the Company. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. For financial statement purposes, the Company does not offset securities purchased under agreements to resell transactions with securities sold under agreements to repurchase. The Company obtains securities as collateral from the counterparty with a market value in excess of the principal amount loaned. This activity could result in losses if the counterparty fails to repurchase the securities held as collateral for the cash advanced and the market value of the securities declines. The Company continuously monitors the collateral value and obtains additional collateral from the counterparty in an effort to ensure full collateralization. At December 31, 2020 all securities purchased under agreements to resell were entered into for the exclusive benefit of customers pursuant to Rule 15c3-3, and the market value of the US government guaranteed securities received as collateral was $3.8 billion. Securities purchased under agreements to resell represent short-term reverse repurchase agreements executed between the Company and its counterparties. For additional information, see *Note 7—Related Party Transactions*.

Securities Lending Transactions

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral delivered to or received from the counterparty. For financial statement purposes, the Company does not offset securities borrowing and securities lending transactions. These activities are generally transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction.

The Company is required to deliver cash to the lender for securities borrowed whereas the Company receives collateral in the form of cash for securities loaned. These activities both require cash in an amount generally in excess of the market value of the securities and have overnight or continuous remaining contractual maturities. As of December 31, 2020, all securities loaned were corporate equities.

Securities lending transactions expose the Company to counterparty credit risk and market risk. To manage the counterparty risk, the Company maintains internal standards for approving counterparties, reviews and analyzes the credit rating of each counterparty, and monitors its positions with each counterparty on an ongoing basis. In addition, for certain of the Company's securities lending transactions, the Company uses a program with a clearing organization that guarantees the return of collateral. The Company monitors the market value of the securities borrowed and loaned using collateral arrangements that require additional collateral to be obtained from or excess collateral to be returned to the counterparties based on changes in market value, in an effort to maintain specified collateral levels.

The Company offers a fully paid lending program, through which customers can receive payment for lending qualifying securities holdings.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

Goodwill

At December 31, 2020, the Company had goodwill with a carrying value of $3.6 billion, which increased by $1.4 billion as compared to the prior year as a result of purchase and related pushdown accounting adjustments recognized in connection with the Acquisition. The goodwill is not deductible for tax purposes. See *Note 2—Merger with Morgan Stanley* for further details.

Prior to the Acquisition, the Company evaluated goodwill for impairment on an annual basis as of November 30 or in interim periods when events or changes indicate that the carrying value may not be recoverable; however, the Company will conform to the Parent's timing subsequent to the Acquisition date.

Intangible Assets

At December 31, 2020, the Company had intangible assets of approximately $2.8 billion. The Company derecognized legacy customer relationships and trade name intangibles of $248 million and recognized intangible assets of approximately $2.8 billion as a result of purchase and related pushdown accounting adjustments recognized in connection with the Acquisition. See *Note 2—Merger with Morgan Stanley* for further details.

The following table outlines the Company's intangible assets with finite lives (dollars in millions):

	December 31, 2020				
	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	18	18	2,580	(36)	2,544
Core deposit intangibles	11	11	255	(6)	249
Total			$ 2,835	$ (42)	$ 2,793

NOTE 6—SHORT-TERM BORROWINGS

The Company primarily relies on customer payables and securities lending to provide liquidity and to fund margin lending. The Company also maintains unsecured, uncommitted lines of credit with the Parent and E*TRADE Financial Holdings, LLC which may be used for the Company's working capital and back-up liquidity requirements. These lines have no credit limits or maturity dates. There were no outstanding borrowings under either of these lines at December 31, 2020.

NOTE 7—RELATED PARTY TRANSACTIONS

The Company and E*TRADE are parties to a Master Services Agreement (MSA) under which E*TRADE provides the Company with technology infrastructure and development, facilities, back-office functions and general and administrative support.

The Company was allocated $60 million for internally developed software and purchased software specifically attributable to the Company under the MSA during the year ended December 31, 2020. See *Note 8—Internally Developed Software* for additional information.

The Company offers cash sweep products, collectively the Sweep Deposit Accounts (SDA), which transfer certain customer uninvested cash balances to E*TRADE Bank, E*TRADE Savings Bank, Morgan Stanley Bank, N.A., Morgan Stanley Private Bank, N.A., and other unaffiliated third-party financial institutions. These institutions carry such balances as customer deposits in Federal Deposit Insurance Corporation insured money market accounts up to applicable insurance limits and pay interest on these balances. The affiliated banks pay the Company a fee based on the average SDA balances at a negotiated rate.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Parent, who pays these taxes on behalf of the Company. The Company did not make any payments to the Parent under this agreement for the year ended December 31, 2020. As of December 31, 2020, the Company had recorded a liability of $25 million in Other liabilities and accrued expenses in the statement of financial condition for payments which it expects to make under the Tax Sharing Agreement.

The Company has a Master Repurchase Agreement with MS&Co, an affiliated broker-dealer, which allows the parties to execute repurchase agreements. Accordingly, MS&Co agrees to transfer to the Company US government guaranteed securities in exchange for cash. At December 31, 2020, the Company had a total of $2.6 billion of such reverse repurchase agreements recorded in Securities purchased under agreements to resell in the statement of financial condition. The fair value of the securities that serve as collateral underlying the agreements was $2.6 billion at December 31, 2020.

The Company also enters into securities lending transactions with MS&Co. At December 31, 2020 the Company had $6 million and $1.2 billion of securities borrowed and securities loaned, respectively, with MS&Co.

The Company provides customer support services for deposit and banking products under an agreement with E*TRADE Bank.

The Company has an intercompany service agreement with E*TRADE Savings Bank, under which the Company provides distribution and other services for third-party mutual funds which may be distributed to and held by customers of E*TRADE Savings Bank.

The Company provides automated order facilitation, custody, account administration and other related services under an agreement with E*TRADE Capital Management, LLC, an affiliated company. E*TRADE Capital Management provides investment research for certain of the Company's offerings.

Customer support services, account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company has an intercompany service agreement with E*TRADE Futures, under which the Company provides E*TRADE Futures personnel and technology support.

The Company pays transfer agent fees on behalf of customers of E*TRADE Financial Corporate Services, Inc. (Corporate Services), an affiliated company, which are reimbursed by each customer per the terms of individual agreements.

The Company paid dividends of $400 million to the E*TRADE Financial Corporation prior to the Acquisition. For additional related party arrangements, see *Note 6—Short-term Borrowings*.

NOTE 8—INTERNALLY DEVELOPED SOFTWARE, NET

Under the terms of the MSA, E*TRADE provides software development services to the Company. The Company paid $60 million for internally developed software and purchased software specifically attributable to the Company during the year ended December 31, 2020. At December 31, 2020, the Company had $197 million of internally developed software, net, which was included in Other assets in the statement of financial condition. This includes $150 million, net of internally developed software that is revenue generating or related to past acquisitions, which increased by $57 million as a result of purchase and related pushdown accounting adjustments recognized in connection with the Acquisition. This also includes $47 million, net of additional non-revenue generating internally developed software and purchased software, including $22 million of costs associated with internally developed software in the process of development for which amortization had not begun. For additional information, see *Note 2—Merger with Morgan Stanley*.

NOTE 9—INCOME TAXES

The Company is a single member LLC that is treated as a disregarded entity for federal and state income tax purposes. At Acquisition, the Company became a party to a Tax Sharing Agreement with the Parent which resulted in the recognition of its related current and deferred federal, state and local taxes. The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company’s combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Parent, who pays these taxes on behalf of the Company.

Deferred Taxes and Valuation Allowance

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The temporary differences and the tax carryforwards that created deferred tax assets and liabilities (included in Other liabilities and accrued expenses in the statement of financial condition) are summarized in the following table (dollars in millions):

		December 31, 2020
Deferred tax assets:		
Reserves and allowances, net	$	4
Deferred compensation		2
Total deferred tax assets		6
Deferred tax liabilities:		
Depreciation and amortization		(678)
Other		(2)
Total deferred tax liabilities		(680)
Deferred tax liabilities, net[(1)]	$	(674)

(1) Deferred tax liabilities include a deferred tax asset of $29 million that was transferred to the Company from its former Parent as a result of the new Tax Sharing Agreement as well as deferred tax liabilities of $715 million resulting from the intangible assets recorded as part of the Acquisition. See *Note 2—Merger with Morgan Stanley* for further details.

The Company did not establish a valuation allowance against its deferred tax assets as it believes that it is more likely than not that all of the deferred tax assets will be realized.

The Company, through its inclusion in the return of the Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Years
United States	2017-2020
Various states[(1)]	2013-2020

(1) Major state and local tax jurisdictions include California, Illinois, New York, New York City and Virginia.

NOTE 10—REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement. At December 31, 2020, the Company had net capital of $1.4 billion (9.06% of aggregate debit balances), which included credits of $697 million related to deferred tax liabilities associated with the intangible assets recognized at Acquisition. The Company's net capital was $1.1 billion in excess of its required net capital of $319 million, the amount required by the SEC's net capital rule. See *Note 2—Merger with Morgan Stanley* for further details.

As a registered U.S. broker-dealer, the Company is subject to the customer protection provisions under Rule 15c3-3, which requires the Company to compute a reserve requirement for customers and deposit cash or securities into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2020, the Company had $5.9 billion in the special reserve bank account for the exclusive benefit of customers consisting of $2.1 billion in cash and $3.8 billion in qualified U.S. Government securities. These qualified securities were sourced from collateral received in connection with securities purchased under agreements to resell transactions as reported on the statement of financial condition.

NOTE 11—COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

Contingencies

Legal

In addition to the matters described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress. While the Company has identified below proceedings that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional range of loss can be reasonably estimated for a proceeding or investigation.

Subject to the foregoing, and other than the matters referred to in the following paragraphs, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the financial condition of the Company.

Litigation Matters

On May 13, 2019, the Company was named as a respondent in an arbitration which is pending before FINRA Dispute Resolution. The Statement of Claim alleges that the Company violated Section 10(b) of the Securities Exchange Act, committed common law fraud, breached fiduciary duties, breached contractual duties, failed to supervise, and were negligent in the maintenance of the claimant's accounts. The claim alleges damages of $225 million and relates to margin liquidations from the claimant's accounts in February 2018.

On August 17, 2020, certain employees and officers of a client of the Company filed a Statement of Claim with FINRA Dispute Resolution alleging that the Company mishandled certain tax sales of restricted stock grants in March 2020. Claimants allege breach of contract, breach of fiduciary duties, and negligence in the manner in which the Company liquidated positions for tax purposes. The amount of damages claimed were not specified.

On August 18, 2020, the Company was named as a defendant in a putative class action styled *Benjamin Whitesides v. E*TRADE Securities LLC and E*TRADE Futures LLC* which is pending in the United States District Court for the District of Northern California. The claim alleges that certain futures customers were unable to close futures contracts on certain publicly traded oil futures contracts, when the price for such contracts traded at negative

values. The complaint alleges breach of contract, breach of fiduciary duties, negligence and violations of various California statutes because the Company allegedly failed to provide a mechanism to close positions after oil futures prices turned negative. The complaint seeks, among other relief, certification of the class of plaintiffs and treble damages. On December 11, 2020, the Company moved to dismiss the First Amended Complaint, and that motion is pending.

Guarantees

The Company clears its mutual fund transactions on an omnibus basis through a third-party clearing broker-dealer. The Company has agreed to indemnify its third-party clearing broker-dealer for losses to the extent sustained in connection with providing the omnibus clearing services and caused by certain acts or omissions of the Company, including any breach or default under the various relevant agreements. No such indemnification payments were made during the year ended December 31, 2020. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

NOTE 12—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral (in the form of cash or marginable securities), or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing transactions. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values daily, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2020, the Company had received collateral with a market value of $23.7 billion primarily in connection with customer margin loans, securities purchased under agreements to resell, securities borrowing transactions and the fully paid lending program where it is permitted to sell or re-pledge the securities. Of this amount, $4.1 billion had been sold or re-pledged at December 31, 2020, in connection with securities loaned and deposits with clearing organizations.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit sufficient cash and/or securities into their account prior to placing an order.

ADDITIONAL INFORMATION

Please see the Compliance Report of E*TRADE Securities LLC and the Report of Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2020, for a material weakness in Internal Control Over Compliance that was identified and remediated during 2020. A copy of each report is available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C., and the New York regional office.